Exhibit 99.1

Innoviz Technologies to Unveil Breakthrough Innoviz360
LiDAR at CES® 2023

●	Innoviz360, for automotive and non-automotive applications, offers huge performance in a tiny package.
●	Innoviz360 is designed for autonomous vehicles, trucks, shuttles, and non-automotive applications, including heavy machinery, smart cities, logistics, construction, and maritime.
●	Innoviz360 features a revolutionary 360° scanning design with maximum 64° vertical FOV and 300m range.
●	Just one year after its announcement, the revolutionary Innoviz360 will be demonstrated at the Consumer Electronics Show (CES) in Las Vegas, Nevada, January 5-8, 2023.

Innoviz360 – huge performance in a tiny package

TEL AVIV, Israel, January 5, 2023 — Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company" or "Innoviz"), a technology leader of high-performance LiDAR sensors and perception software, today unveiled Innoviz360, the newest member of the high-performance Innoviz LiDAR family. Innoviz360 offers an improved performance with substaintial cost reduction. The Innoviz360 innovative design is based on a new approach that overcomes exsisting spinning LiDAR barriers that are limited in performance, expensive, and too large for most applications.

The new, lightweight, Innoviz360 LiDAR features up to 1280 scanning lines per frame, configurable frame rate, 0.05°x 0.05° resolution, and 300-meters of range. The Innooviz360 design leverages many hardware advances from InnovizTwo, including a single laser, detector and ASIC, and will benefit from the economic of scale of InnovizTwo.

Innoviz360’s high resolution, high vertical field of view and reduced cost will help overcome major challenges for original equipment manufacturers (OEMs) looking to achieve Level 4-5 automation in applications such as robotaxis, shuttles, trucks, and delivery vehicles. It also enables autonomy in non-automotive applications, such as heavy machinery, smart cities, logistics, construction, maritime, and more.

“Innoviz continues to show its commitment to break through meaningful technology barriers that allow safety in mobility,” said Omer Keilaf, Co-Founder and CEO of Innoviz. “The Innoviz360 adds another dimension to the company’s growth by enabling Innoviz to become a one-stop shop for all types of LiDAR solutions”.

“It comes as no surprise that Innoviz, which is already a key player in the automotive LiDAR market, has entered the 360 degree spinning LiDAR market,” said Mark Fitzgerald, Director, Autonomous Vehicle Service at Strategy Analytics – Powered by TechInsights. “There is a market need for better-performing, lower-cost spinning LiDAR sensors, and the early specs for Innoviz360 are strong compared to other similar offerings.”

Innoviz Product Demonstrations at CES 2023:
Innoviz will demonstrate its suite of LiDAR products at the upcoming CES® in Las Vegas, Nevada, from January 5-8, 2023. This will be the first opportunity for the public to view Innoviz360’s performance. The company will also demonstrate the InnovizTwo LiDAR sensor on the show floor at booth #6553, as well as partners’ use-cases integrating the company’s first-generation InnovizOne LiDAR sensor. More on the partner activity at Innoviz booth can be found here.

To book a demo of Innoviz LiDAR sensors, please email: CES@innoviz-tech.com.

About Innoviz Technologies
Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com.

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Media Contact
Media@innoviz-tech.com

Investor Contact (US)
Rob Moffatt
VP, Corporate Development & IR
Innoviz Technologies
+1 (203) 665-8644
Investors@innoviz-tech.com

Investor Contact (Israel)
Maya Lustig
Director, Investor Relations
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.